Exhibit 99.1

PicPay Announces Second Quarter 2026 Results

Company exceeded guidance across key metrics, driven by continued growth and resiliency of its lending portfolio and greater operating efficiency

PicPay surpassed 70 million accounts in the quarter, while ARPAC increased to R$92 or more than four-times cost to serve

Continued to deliver customer-centric innovation, with introduction of plug-ins across OpenAI and Claude ecosystems

SÃO PAULO – PicPay (NASDAQ: PICS) (the “Company”), one of Brazil’s largest digital banks, today announced its financial results for the second quarter ended June 30, 2026, delivering performance that exceeded guidance and reinforced the compounding power of its two-sided digital ecosystem.

“Our strong performance in the second quarter is a testament to the consistent execution of our strategy and the compelling unit economics of our platform at scale,” said Eduardo Chedid, PicPay Chief Executive Officer. “ We continue to add and deepen customer relationships, growing both total accounts and active clients, while increasing our efficiency as ARPAC exceeds four-times our cost to serve. The completion of the Kovr acquisition and the launch of Brazil’s first integrated banking plugin on both Claude and ChatGPT mark important milestones in our platform expansion, and we enter the second half of the year with strong momentum and a clear path to continued profitable growth.”

Second Quarter 2026 Financial Highlights

●	Net revenue reached R$4.1 billion, a 67% increase year over year, reflecting the continued expansion and diversification of the Company’s revenue streams.

●	Adjusted net income totaled R$283 million, up 135% compared to the second quarter of 2025, as operating leverage across the platform continues to convert revenue growth into profit growth.

●	Gross profit totaled R$1.2 billion, a 48% increase YoY and 14% sequential increase. Net interest income (NII) reached R$2.0 billion, a 65% increase YoY and 18% sequential increase, driven by strong portfolio expansion, improving funding mix, and the growing contribution of secured credit products.

●	Average revenue per active customer (ARPAC) reached R$92.0, up 52% YoY—equivalent to more than four times the cost to serve of R$21.3 per active client, as PicPay drives greater monetization and operational efficiency.

●	Return on equity (ROE) in the second quarter was 20.2%.

Operational, Revenue Expansion & Innovation Highlights

Revenue diversification and base monetization. Revenue continued to shift toward lower-risk sources in the quarter, with no-risk and lower-risk products representing 71% of total revenue, an improvement of six percentage points from 2Q25. Non-credit revenues, comprising wallet, acquiring, float, and insurance, grew 57% YoY to R$1.9 billion, while secured and partially secured credit revenues grew 158% YoY to R$1.0 billion. Consolidated total payment volume (TPV) rose 27% YoY to R$167.6 billion, with wallet and banking TPV growing 19% YoY to R$142.6 billion. In the SMB segment, the monthly average new account openings continued to accelerate, growing from 27k in 1H25 to 85k in 1H26, representing a 3.2x expansion over the period, while supply chain finance originations continue to rapidly expand, reaching R$1.05 billion in the quarter.

Continued growth and resilience across the credit portfolio. The total credit portfolio reached R$31.9 billion, exceeding guidance of approximately R$31.0 billion and representing a 99% YoY and 14% QoQ increase. Secured and partially secured products now account for 55% of the portfolio, an increase of 10 percentage points, reflecting the Company’s strategic shift toward lower-risk collateralized lending. Quarterly cost of risk was 3.9%, within the Company’s targeted range. Private payroll loans continued to drive overall portfolio growth, growing to R$7.2 billion and representing a 44% sequential and 5.6x YoY increase. Total portfolio coverage held stable at 13.9% — unchanged from the prior quarter — reinforcing the adequacy of our provisioning levels as the book continues to scale.

Innovation and Platform Highlights. PicPay became the first bank in Brazil to launch plugins across both ChatGPT and Claude, enabling a fully personalized, AI-powered conversational experience for balance, statement, and investment queries. The Company launched a full investment platform to offer an expanded equities portfolio. PicPay also continued to expand its Tap on Phone solution for individual consumers, enabling its 70 million users to accept debit and credit card payments directly on their smartphones.

Completed Acquisition of Kovr. The acquisition of Kovr is a meaningful strategic step for PicPay’s ecosystems, presenting greater opportunity to expand product penetration, capture additional economics and unlock a new contribution to earnings growth.

“PicPay’s second quarter results highlight the durability and scalability of our financial model,” said André Cazotto, Chief Financial Officer and Investor Relations Officer at PicPay. “ Our credit portfolio continues to grow as we thoughtfully manage risk, while PicPay continues to expand non-lending revenues across the business. Our third quarter guidance reflects our continued confidence in PicPay’s ability to drive top- and bottom-line growth as we deliver innovative solutions that help our customers improve their financial lives.”

Q3 2026 Outlook

In the third quarter of 2026, PicPay expects its total credit portfolio to reach approximately R$34.7 billion, representing sequential growth of approximately 11%, while quarterly cost of risk in the range of 3.9% to 4.1%. Managerial revenues are projected to grow to approximately R$4.04 billion, driving net interest income of approximately R$2.1 billion and gross profit of approximately R$1.27 billion. The Company expects IFRS EBT of approximately R$360 million and adjusted EBT of approximately R$378 million. IFRS net income is expected to be approximately R$255 million and adjusted net income approximately R$265 million. The outlook reflects continued portfolio expansion, a favorable revenue mix shift toward secured and non-credit products, increasing operating leverage, and new earnings contributions from the insurance and SMB segments, positioning PicPay to deliver meaningful profit growth in the second half of 2026.

Conference Call Details

Additional details, including a letter to shareholders, can be found on the Company’s Investor Relations website at investor.picpay.com. PicPay will host a conference call and earnings webcast at 5:00 p.m. Eastern Time / 6:00 p.m. Brasilia time today to discuss these results.

To participate in the conference call, please visit the Events & Presentations section of PicPay’s Investor Relations website.

About PicPay

PicPay is one of the largest digital banks in Brazil by number of customers. The company operates a two-sided ecosystem, creating a bridge between consumers and businesses. PicPay offers a wide range of financial products and services—including digital wallet, credit cards, loans, investments, and insurance—for both individuals and businesses.

For more information, visit: https://investor.picpay.com/

Contacts

Investors

IR@PicPay.com

Media

Buchanan-PicPay@bursonbuchanan.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation ReformAct of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company’s future financial and operating performance, business strategy, growth initiatives, market opportunities, product development, customer adoption,and management’s expectations and beliefs.

These statements are based on current assumptions and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ include, among others, economic and market conditions, competitive developments, regulatory changes, credit performance, technology and cybersecurity risks, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date of this release,and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise,except as required by law.

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